

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 29, 2014

Via E-mail
Jeff Wang
Chief Financial Officer
China Finance Online Co. Limited
9th Floor of Tower C, Corporate Square
NO. 35 Financial Street, Xicheng District
Beijing 100033, China

> **Re: China Finance Online Co. Limited**
> **Form 20-F for the Fiscal Year Ended December 31, 2013**
> **Filed May 6, 2014**
> **File No. 000-50975**

Dear Mr. Wang:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 4. Information on the Company

B. Business overview, page 41

1.   We note that note 24 to the financial statements includes a discussion of the company's operating segments, including the total revenue attributable to each operating segment. However, the operating segments discussed under note 24 differ from the business sectors discussed under Item 4.B. In your response letter, please explain the reason for this difference. In future filings, please provide a breakdown of your total revenues by category of activity and geographic market for each of the last three fiscal years. You may also provide a cross-reference to such information in your financial statements or notes thereto. Refer to Item 4.B.2 of Form 20-F.

C. Organizational structure, page 55

2.   Please tell us what consideration was given to providing an organizational chart in which you identify the consolidated entities, the parties to the VIE contracts, the VIE shareholders, and their ownership percentages in the various entities. In this regard, we note that an organizational chart may provide a clearer depiction of your organization and the relationships among entities.

3.   In future filings, please include a narrative discussion of your VIE structure, including a discussion of the material contractual arrangements that govern each of the VIE relationships and the business sector operated through each VIE.

Item 5. Operating and Financial Review and Prospects

B. Liquidity and capital resources, page 74

4.   We note your disclosure that cash transfers from your PRC subsidiary to your subsidiaries outside of China are subject to PRC government control of currency conversion. Please disclose, in future filings, by respective denomination, the amount of cash held inside the PRC and subject to restrictions, and cash held outside of the PRC. For entities within the PRC, please also disclose the amount of cash, by denomination, held by VIEs separately from the amount of cash held by other entities.

Item 6. Directors, Senior Management and Employees

C. Board practices

Terms of directors and executive officers, page 85

5.   In future filings, please disclose the date of expiration for each director's current term of office. Refer to Item 6.C.1 of Form 20-F.

Item 7. Major Shareholders and Related Party Transactions

A. Major shareholders, page 88

6.   In future filings, please disclose the number of record holders in the United States. Refer to Item 7.A.2 of Form 20-F.

Item 15. Controls and Procedures

Management's Annual Report on Internal Control over Financial Reporting, page 102

7.   We note from your disclosure on page F-13 that the consolidated financial statements of the company has been prepared in accordance with U.S. GAAP. However, you state that your internal control over financial reporting is a process designed "to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of our financial statements for external reporting purposes in accordance with IFRS." Please advise.

Item 18. Financial Statements

Notes to Consolidated Financial Statements

Note 1. Organization and Principal Activities, page F-8

8.   ASC 810-10-50-5A.d. requires disclosure of qualitative information about the involvement with the VIE. Please revise, in future filings, to describe the recognized and unrecognized revenue-producing assets that are held by the VIE. These assets may include licenses, trademarks, other intellectual property, facilities or assembled workforce. Include in your response your proposed revised disclosure.

9.   We note your disclosure on page F-12 of the carrying amounts of total assets and total liabilities of the consolidated VIEs. Please expand your disclosure to present the carrying amounts and classification of the VIEs' assets on a more disaggregated basis, including the intercompany payable to the WOFEs. We refer you to paragraphs 2AA.d and 3.bb of ASC 810-10-50. Include in your response your proposed revised disclosure.

10.   We note that you have concluded that you are the primary beneficiary of the VIEs listed on page F-11. Please tell us why you believe each of the significant control and economic benefits agreements is enforceable under PRC and local law. Please revise your disclosures, in future filings, to address your conclusions regarding the legality and enforceability of the contractual arrangements and your legal structure. Refer to ASC 810-10-50-2AA. As part of your response, please tell us whether you consulted with PRC legal counsel regarding the legality and enforceability of the contractual arrangements and VIE structures. In this regard, we note that you refer on page 51 to the "opinion of legal counsel" without disclosing the substance of the opinion. Include in your response your proposed revised disclosure.

Note 5. Consideration Receivable, page F-33

11.   We note that you transferred your equity interest in the Langfang Developer for total consideration of $24.9 million in December 2013, of which $13.4 million is expected to be collected by September 20, 2014. Please tell us the name of the party to whom you transferred the equity interest and whether the party is a related party. We also note that you extended the payment date of the consideration receivable and the maturity date of the loan made to Langfang Developer to September 20, 2014. Please tell us the reason for providing these extensions for both the consideration receivable and the loan. Please also tell us whether the payments have been collected as of the most recent practicable date.

Note 19. Income Taxes, page F-49

12.   We note in 2012 the "effect of tax holiday" on your rate reconciliation on page F-53 resulted in additional tax expense. Please explain to us why a tax holiday would result in an increase in tax expense.

Part III

Item 19. Exhibits

13.   We note that exhibits 4.4 through 4.10 are the "forms" of each material agreement that the company entered into with its significant VIEs. We further note that the agreements filed were not fully executed forms of such agreements. Please file fully executed versions of the loan agreement, operation agreement, purchase potion and cooperation agreement, share pledge agreement, framework agreement, strategic consulting and service agreement and technical support agreement with each of your VIEs. Alternatively, include with each exhibit a schedule that lists all other similar agreements with each of your VIEs, noting any differences between such agreements and the form of the agreement as filed. We refer you to Instruction 4 to the Exhibits to Form 20-F and Exchange Act Rule 12b-31.

14.   Please tell us what consideration you gave to filing the agreements that govern the transfer of your equity stake in Langfang Developer. We refer you to Instruction 4(a) to the Exhibits to Form 20-F.

15.   You indicate in your exhibit index that several of your exhibits are subject to confidential treatment under Rule 83. It appears however that confidential treatment for each such exhibit has expired. Please advise.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of

1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Eiko Yaoita Pyles, Staff Accountant, at (202) 551-3587, or Christine Davis, Assistant Chief Accountant, at (202) 551-3408, if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Ji Shin, Staff Attorney, at (202) 551-3579 or Maryse Mills-Apenteng, Special Counsel, at (202) 551-3457. If you require further assistance, do not hesitate to contact me at (202) 551-3406.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief